

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2012

Via E-mail

Mr. Kelvin Wing Kee Lau
Chief Financial Officer
Perfect World Co., Ltd.
Perfect World Plaza, Tower 306
86 Beiyuan Road, Chaoyang District
Beijing 100101, Peoples' Republic of China

> **Re: Perfect World Co., Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2010**
> **Filed May 9, 2011**
> **File No. 001-33587**

Dear Mr. Lau:

We have reviewed your letter dated March 2, 2012 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 17, 2012.

Risk Factors, page 5

1.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/ Pages /IssuerClientsWithoutAccess List.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor

heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Item 5. Operating and Financial Review and Prospects

Revenue, page 65

2.   Please revise in future filings to include a definition of average concurrent user near the table that provides the number of users. Also, tell us your consideration of disclosing those key metrics that shows the number of users that have purchased items and the amount of revenue earned per paying user. For example, the metrics could be average users that purchased an item and the revenue per user.

Critical Accounting Policies

Revenue Recognition

Item-based revenue model, page 73

3.   We acknowledge your response to prior comment 1. Confirm that you will disclose the revenue earned from consumable and permanent similar to that disclosed in the table in the last bullet point.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

                                        Sincerely,

                                        /s/ Stephen Krikorian

                                        Stephen Krikorian
                                        Accounting Branch Chief